UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Grand Canyon Education, Inc.

(Name of issuer)

Common Stock, $0.01 per value

(Title of class of securities)

38526M 106

(CUSIP number)

Christopher C. Richardson 3300 West Camelback Road Phoenix, Arizona 85017 602-639-7500

(Name, address and telephone number of person authorized to receive notices and communications)

January 12, 2012

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 38526M 106

(1)	Names of reporting persons Christopher C. Richardson
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions)
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 1,113,070 (See Item 5)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 1,113,070 (See Item 5)
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 1,113,070 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 2.5%*
(14)	Type of reporting person (see instructions) IN

*	Based on 44,297,764 shares of Grand Canyon Education, Inc. common stock outstanding as of December 31, 2011.

EXPLANATORY NOTE

In connection with the initial public offering (the “IPO”) of shares of common stock of Grand Canyon Education, Inc. (“Grand Canyon”), certain of Grand Canyon’s stockholders entered into a proxy and voting agreement (the “Initial Voting Agreement”) that became effective on November 25, 2008, the closing of the IPO, pursuant to which such holders granted to Brent D. Richardson, Grand Canyon’s Executive Chairman, and Christopher C. Richardson, Grand Canyon’s General Counsel and director (collectively, the “Richardson Voting Group”), a five-year irrevocable proxy to exercise voting authority with respect to certain shares of common stock held by such holders, for so long as such shares are held by such holders.

On September 14, 2009, Endeavour Capital Fund IV, L.P., Endeavour Associates Fund IV, L.P., and Endeavour Capital Parallel Fund IV, L.P. (collectively, the “Endeavour Entities”) entered into a proxy and voting agreement (the “Endeavour Voting Agreement” and together with the Initial Voting Agreement, the “Voting Agreements”) pursuant to which such entities granted to the Richardson Voting Group a similar five-year irrevocable proxy to exercise voting authority with respect to certain shares of common stock held by such entities, for so long as such shares are held by such entities.

The reporting person has previously reported the termination of the Endeavour Voting Agreement and the Richardson Voting Group’s waiver of all rights under the Initial Voting Agreement, with the effect that the Voting Agreements are no longer in effect and that the Richardson Voting Group no longer has voting authority over any shares of other persons that had been subject to the Voting Agreements. This Amendment No. 4 to Schedule 13D (the “Amended Schedule 13D”) is being filed to reflect the termination of the Amended and Restated Joint Filing Agreement between Brent D. Richardson and the reporting person dated June 9, 2009. This Amended Schedule 13D amends the Schedule 13D filed on December 5, 2008 (the “Original Schedule 13D”), Amendment No. 1 to Schedule 13D filed on June 9, 2009 (“Amendment No. 1”), Amendment No. 2 to Schedule 13D filed on September 23, 2009 (“Amendment No. 2”), Amendment No. 3 to Schedule 13D filed on January 21, 2011 (“Amendment No. 3”), and Items 5, 6 and 7 of the Schedule 13D, as amended, are amended and supplemented as set forth below.

Item 5.	Interest in Securities of the Issuer.

(a, b) The total for the reporting person consists of 1,113,070 shares of common stock previously held of record by Calle Camilia Investments, LLC, a family limited liability company, which were distributed to C&H Capital LLC, the sole member of Calle Camilia at the time of such distribution. C&H Capital LLC is a family limited liability company owned by the reporting person and his wife.

(c) On January 3, 2012, the reporting person sold 20,000 shares of common stock at a weighted average price of $16.00 per share. On January 4, 2012, the reporting person sold 21,000 shares of common stock at a weighted average price of $15.97 per share. Such sales were effected pursuant to a 10b5-1 plan adopted by the reporting person dated December 14, 2010 and modified by the reporting person on December 15, 2011, and were reported on a Form 4 filed on January 5, 2012.

(e) As of October 11, 2011, the reporting person ceased to be the beneficial owner of more than five percent of the common stock of Grand Canyon.

Item 6.	Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

The reporting person and Brent D. Richardson were previously parties to an Amended and Restated Joint Filing Agreement, dated June 9, 2009 (the “Joint Filing Agreement”), pursuant to which the parties agreed to jointly file the Schedule 13D and any and all amendments thereto with the Securities and Exchange Commission. Following the termination of the Endeavour Voting Agreement and the Richardson Voting Group’s waiver of all rights under the Initial Voting Agreement, the reporting person and Brent D. Richardson determined to terminate the Joint Filing Agreement and entered into a Termination Agreement, dated January 12, 2012 (the “Termination Agreement”). The Termination Agreement is filed herewith as Exhibit A and is incorporated herein by reference.

Any descriptions herein of the Termination Agreement are qualified in their entirety by reference to the Termination Agreement.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1. Termination Agreement.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 12, 2012

By:	/s/ Christopher C. Richardson
Name: Christopher C. Richardson